Measuring performance



The Fairmont Pierre Marques

Management's discussion and analysis

February 18, 2005

Management's discussion and analysis (the "MD&A") should be read in conjunction with the consolidated financial statements and notes. The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the differences between Canadian GAAP and U.S. GAAP is found in note 25 of the consolidated financial statements. The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented financial information of our operations presented in note 3 of the consolidated financial statements.

Our business

FHR has owned and managed hotels and resorts for 117 years. We have evolved from an owner and operator of hotels in Canada to become a global luxury and first-class hotel owner and management company with 83 properties in eight countries around the world.

Hotel ownership

FHR holds ownership positions ranging from 15% to 100% in 23 hotels and resorts operating in seven countries. Our properties include well-known hotel destinations such as The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont Hotels Inc. ("Fairmont") manages our 20 luxury hotels and Delta Hotels Limited ("Delta") manages our three first-class properties. We earn approximately 88% of our EBITDA(1) from our owned hotels through room occupancy, food and beverage sales and other amenities such as spa, golf and retail operations.

Hotel management

We manage or franchise 83 hotels and resorts, including the 23 hotels that we have an ownership position in, through our subsidiaries Fairmont and Delta, each their own distinct brand.

Fairmont: Fairmont is North America's largest manager of luxury hotels, as measured by rooms under management, with 46 hotels and approximately 22,200 rooms in major city centers and resort destinations in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco and the United Arab Emirates.

Delta: Delta is Canada's largest first-class hotel management company with more than 11,000 rooms at 37 managed and franchised properties across Canada. Delta's management contracts have an average remaining term of more than 10 years.

Under their management contracts, Fairmont and Delta are responsible for day-to-day operations on behalf of the owner. For these services, they earn a base fee, usually between 2.5% to 3.5% of the property's gross revenues. Incentive fees can be earned by achieving established operating performance targets. Incentive fees are generally up to 30% of earnings above a threshold on most of our management contracts.

Investment in Legacy

We own 23.7% of Legacy Hotels Real Estate Investment Trust ("Legacy"), a publicly traded Canadian hotel real estate investment trust. Legacy owns 24 hotels with approximately 10,700 rooms across Canada and the United States. Fairmont manages Legacy's 13 luxury properties and Delta manages the 11 first-class hotels. We account for our ownership interest in Legacy on an equity basis.

Real estate developments

FHR owns undeveloped land in Toronto and Vancouver. Our Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario. They are zoned for the development of 4.9 million square feet of commercial and residential space. The Coal Harbour land is located across from the site of Vancouver's new convention center. It is zoned for the development of approximately one million square feet of commercial space. At each location, zoning permits a hotel development, although there are currently no formal plans for a hotel at either site.

Fairmont Heritage Place ("FHP"), our vacation ownership product, opened the first 10 of 50 planned residences adjacent to The Fairmont Acapulco Princess, Mexico in September 2004. Planning and sales efforts are also underway for FHP Barbados, a 26-residence oceanfront complex adjacent to The Fairmont Royal Pavilion. Future vacation ownership development opportunities exist in Scottsdale, Bermuda and Hawaii. We also have the option to participate in the management of residences on property adjacent to The Fairmont Mayakoba, Riviera Maya in Mexico, currently under construction.

(1) See note on non-GAAP measures on page 50.

Geographic composition of owned hotel revenues


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Canadian

Sources of owned hotel revenues


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Other
Food & Berverage
Rooms


The Fairmont Vancouver Airport, Vancouver

40 years

Fairmont's management contracts have an average remaining term of more than 40 years, among the longest in the industry.

Key performance drivers

- **Economic trends:** Performance in the lodging industry is closely related to economic conditions. Economic growth tends to stimulate both leisure and business travel, which drives both occupancy and average room rates.
- **Brand strength:** Entrenching our brand in the minds of travelers expands our ability to compete for capital, development opportunities, management contracts and guests.
- **Operating leverage:** Incremental revenue drives substantial improvements in margins and income due to the industry's fixed-cost operating leverage, particularly in luxury lodging.
- **Breadth of opportunity and a capacity for growth:** We have a strong balance sheet, a growing family of capital partners and an abundance of key destinations that do not have a Fairmont property.

RevPAR Penetration


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2000
2001
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2005-F
2006-F
Luxury Segment
Fairmont Total
Upper-Upscale Segment

$4 million

FHR earned $4 million in incentive fee revenues in 2004. We anticipate incentive fees to approximately double each year for the next three years.



The Fairmont Royal York, Ontario

Trends in the lodging industry

1 Market trends are converging to create an environment of sustainable growth.

After several challenging years, the lodging industry is experiencing a real and sustained recovery as the result of improved economic conditions.

2 Growth in demand for lodging is outpacing supply growth, reaching a spread that has not been experienced since 1992 to 1994.

Business travel has improved significantly while leisure travel remains strong. At the same time, supply growth for both the luxury and upscale markets has remained low.

3 The industry is experiencing improvement in margins.

A greater portion of the increase in RevPAR(2) is being driven by higher room rates – which is highly profitable – rather than increased occupancy, which brings higher operating costs.

4 Trends in the capital markets are causing capital to flow to the real estate sector.

The greater access to capital improves the asset value of FHR's owned properties while providing the capital we need to renovate our properties and participate in opportunities to expand our portfolio.

5 There is a growing trend to develop mixed-use projects.

The building of hotels or resorts is usually coupled with the development of privately owned vacation properties. Through FHP, its vacation ownership product, FHR has the expertise as well as the real estate to participate in this trend.

(2) See note on non-GAAP measures on page 50.

FHR's strategy

Our focus over the next three to five years is to build shareholder value by growing brand awareness and expanding our management portfolio. We will focus on North America where Fairmont has an established footprint while building momentum in strategic international markets like Europe and the Middle East.

Expand our management operations

We will continue to develop and leverage the Fairmont brand by seeking new management opportunities. Our goal is to increase the proportion of revenues and EBITDA generated by management fees by capturing more contracts for hotels that fit our brand. To accomplish this goal, we may make selective acquisitions, take minority equity positions in or advance long-term loans to obtain hotel management contracts.

In 2004, we expanded our portfolio by securing the management contract for The Fairmont Monte Carlo in Monaco, the hotel having been acquired by FHR European Ventures LLP, a partnership in which FHR holds a 25% interest.

Secure maximum value for our real estate

FHR's value creation strategy is executed through the following steps:

- Acquire under-performing properties with significant upside potential;
- Rebrand the property, improve management of operations, renovate (if necessary) and reposition;
- Stabilize operations and cash flow;
- Sell the property, realizing the full asset appreciation while retaining the long-term management contract.

In 2004, we sold The Fairmont Kea Lani Maui for $355 million, purchased in 2001 for $250 million, and retained the long-term management contract valued at approximately $50 million. Similarly, The Fairmont Glitter Bay in Barbados was also sold in July for a non-taxable gain of about $8 million and Fairmont continues to manage the property under a long-term management contract.

Expand our development pipeline

Fairmont has management contracts for the following three properties under development:

- The Fairmont Mayakoba, Riviera Maya, a 401-room luxury resort near Playa del Carmen, Mexico is scheduled to open in late 2005.
- The Fairmont Çairo, Nile City, a 552-room luxury hotel on the Nile River in central Cairo, Egypt, is scheduled to open in 2006.
- The Fairmont Abu Dhabi Resort & Villas, a 265-room luxury resort in the United Arab Emirates, is scheduled to open in 2007.

As these properties become operational, Fairmont will earn base fees and later incentive fees from managing these hotels.

Maximize returns on land holdings

We plan to maximize our returns from our land holdings in Toronto, Vancouver and adjacent to our hotels and resorts through dispositions or development.

In 2004, we sold a block of land zoned for residential use in Vancouver's Coal Harbour, for proceeds of $14 million. We expect to sell the remaining lands in Toronto and Vancouver over the next three years. We also seek to benefit from the excess land surrounding several of our hotels and resorts through vacation ownership, mixed-use development opportunities or sale to a third-party.

Maximize existing portfolio performance

We will enhance operating performance of our existing portfolio by capturing market share and investing in productive extensions of the Fairmont brand such as Willow Stream spas, golf courses and retail opportunities. We will also expand programs and products aimed at building brand loyalty such as Fairmont President's Club, our loyalty program, and Fairmont Gold, our "hotel within a hotel."

FHR's ability to deliver results

FHR enters 2005 with a strong balance sheet, growing brand awareness, a renovated portfolio of properties, proven management capability and the partnerships to drive above average earnings per share growth.

World class assets:

- 83 hotels and resorts under management, many in high barrier-to-entry markets.
- Significant exposure to leisure travel, the segment with the strongest long-term demand growth projections.

Renovated portfolio:

- Over the past five years, FHR has invested more than $450 million in capital improvements to our properties.

Secure, long-term management contracts:

- The average remaining life of Fairmont management contracts exceed 40 years.
- Under most of our contracts, Fairmont receives up to 30% of the property's earnings above an established earnings threshold. In 2004, we earned incentive fees at 20% of our properties. Within the next two to three years, we expect to earn incentive fees on most of our existing contracts.

Growing brand awareness:

- Unaided brand awareness for the Fairmont brand has increased from 2% in 1999 to 26% in 2004.

Capacity to grow:

- At approximately 13% net debt to total assets, we have one of the strongest balance sheets in the industry.
- We build strategic relationships with partners that will enhance our global presence. Our partnerships include: His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud; His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan of Abu Dhabi; Legacy; Maritz, Wolff & Company; Host Marriott Corporation and Bank of Scotland Corporate.
- In 2004 we entered into a partnership with Bank of Scotland Corporate and Kingdom Hotels International ("Kingdom"), a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. The partnership, FHR European Ventures LLP, has a potential buying capacity of $1.5 billion, to be spent on acquiring luxury hotels in key European gateway cities. This strategic partnership demonstrates our intent and capacity to extend the Fairmont brand across Europe.

Our results are significantly affected by occupancy and room rates achieved by hotels, our ability to manage costs, the relative mix of owned and managed hotels and the change in the number of owned hotels through acquisition and disposition.

Additional information relating to the Company, including our Annual Information Form, can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com. We also file Form 40-F in the United States, which can be found on: www.sec.gov/edgar.shtml.

Owned hotel EBITDA


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Comparable owned hotel occupancy


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Segment
Individual Leisure
Business Transient
Group Meetings
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Total
Typical Revenue Contribution
32%
6%
37%
25%
100%

8 countries

FHR manages 83 hotels and resorts in eight countries under the Fairmont and Delta brands. FHR also has three properties under development and two private residence clubs.


Map Legend
Fairmont Hotels & Resorts
Delta Hotels
Fairmont Heritage Place
Properties Under Construction
Canada
United States
Hawaii
Mexico
Bermuda
Barbados
United Kingdom
Monaco
Egypt
United Arab Emirates

The Fairmont Hamilton Princess, Bermuda

Financial highlights

(in millions, except per share data)	2004	2003	2002
Revenues	$ 768.7	$ 691.4	$ 618.3
EBITDA	181.0	142.4	198.3
Net Income	155.8	50.7	92.5
Basic earnings per share	$ 1.99	$ 0.64	$ 1.18
Diluted earnings per share	$ 1.97	$ 0.63	$ 1.16
Dividends declared per share	$ 0.10	$ 0.07	$ 0.05
Total assets	$ 2,402.6	$ 2,503.0	$ 2,223.0
Total debt	402.1	657.6	535.5
Shareholders' equity	1,650.4	1,545.9	1,399.3

Operating review

Year ended December 31, 2004 compared with year ended December 31, 2003

In 2004, the North American lodging industry experienced a solid recovery. Improved economic conditions in Canada and the United States are stimulating demand for business and leisure travel, creating a strong recovery in the lodging industry. FHR benefited from the improving industry fundamentals and rebounded from the difficult operating environment of 2003.

Coupled with low supply growth in most of our markets, many of our properties achieved significant growth in RevPAR. This improved RevPAR was driven by increases in both occupancy and average daily rate ("ADR").

Hotel ownership operations

Revenues from hotel ownership operations increased 11.8% to $654 million in 2004 from $585 million in 2003. The improvement in performance was driven by double-digit revenue growth at many of our large resorts, notably The Fairmont Orchid, Hawaii, The Fairmont Chateau Lake Louise, The Fairmont Southampton and the two resorts in Mexico. The Fairmont Southampton re-opened as scheduled in April 2004, after being closed for seven months of repairs following the hurricane damage sustained in September 2003. The two hotels sold in July, generated $51 million of revenues in 2004 and $81 million in 2003.

Revenues from our U.S. and International hotels increased 9.2% to $400 million. Excluding the two resorts sold in July and The Fairmont Southampton, revenues at our U.S. and International hotels were up 21.4% or $51 million. All of our hotels in this portfolio contributed to the improvement, driven primarily by increased revenues at The Fairmont Orchid, Hawaii of 27.8% and the Mexican properties of 19.6%.

Revenues from our Canadian properties increased 16.2% to $254 million. This increase was attributable mainly to robust operating performance at The Fairmont Chateau Lake Louise and the stronger Canadian dollar. Revenues for The Fairmont Chateau Lake Louise increased 32.5% over the prior year as the resort benefited from the strength in Asian tour business and the opening of the resort's new meeting facility and guestrooms. When adjusted for the year over year strengthening of the Canadian dollar, revenues from our Canadian properties were up 8.2% or approximately $18 million.

Most of our wholly owned properties are resorts. As a result, leisure travel is our most important source of demand, generating approximately 60% of revenues at our wholly owned hotels. Business travel, which accounts for approximately 60% of hotel industry revenues, generates approximately 40% of revenues at FHR's wholly owned hotels.

In 2004, there was little new supply in markets in which we operate since many of our hotels are located in high barrier-to-entry markets.

Ownership highlights

Scottsdale

The Fairmont Scottsdale Princess out performed our expectations. In 2004, RevPAR at this resort was up 12.6% over 2003. This was driven equally by increases in ADR and occupancy. Strong demand from the group meeting segment contributed to another notable year at the resort. ADR for the individual leisure travel segment was also up almost 6% in the year. We expect strong demand from the leisure segment will continue to drive operating performance growth in 2005.

Hawaii

Our Hawaiian resorts continue to benefit from the strong improvement in travel fundamentals. On July 15, 2004, we capitalized on our success at The Fairmont Kea Lani Maui by selling it for an after-tax gain of about $68 million. We will continue to manage this property under the existing long-term management contract.

Results at The Fairmont Orchid, Hawaii also improved significantly over 2003. Revenues were up 27.8% due largely to a 24% increase in RevPAR, led by a 13.0 point improvement in occupancy. Occupancy levels were 26.8% higher while ADR dropped slightly by 2.4%. We are particularly pleased with the improvement in leisure transient and tour as well as our 25.7% demand growth in the meetings segment. The occupancy growth allowed the resort to generate impressive margin improvements in the year. We are expecting significant growth in 2005, driven primarily by the tour segment.

Acapulco

Our Mexican properties generated significant improvement over 2003 as revenues were up 19.6% and EBITDA was up 53.4%. The Fairmont Acapulco Princess grew RevPAR by 13.8%, primarily driven by increased demand in meetings and tours segments, whereas the The Fairmont Pierre Marques had a 34.0% growth in RevPAR that was a combination of strong rate and occupancy growth across all segments. These improvements have been driven by strong domestic business.

Whistler

Demand was lower throughout the Whistler village as strong competition from U.S. ski destinations and a higher Canadian dollar impacted cross-border traffic from the United States. Despite these challenges, RevPAR was up 14% due to a 9.3% improvement in occupancy and 4.3% improvement in ADR. In Canadian dollars, RevPAR was up 4.5%.



The Fairmont Acapulco Princess, Mexico

Banff, Lake Louise & Jasper

In 2004, these resorts experienced a very strong rebound from the tour segment which was hit particularly hard by the impact of SARS in 2003. EBITDA for these three properties was up 25.9% over 2003. The Fairmont Chateau Lake Louise enjoyed considerable revenue growth of 32.5% as a result of recovery of the Asian tour business and the addition of the resort's new meeting facility and 81 guestrooms. Revenues at the The Fairmont Banff Springs were up almost 9.0% primarily driven by a 38.4% revenue improvement in the tour segment. We expected continued significant growth in 2005 from The Fairmont Chateau Lake Louise as the resort will continue to benefit from its newly renovated product.

Bermuda

As planned, The Fairmont Southampton reopened in April. The speed and strength of the recovery at this property has greatly exceeded our expectations. The business climate in Bermuda was very strong in 2004. The Fairmont Hamilton Princess grew RevPAR by 25.6% due to strong increases in both ADR and occupancy, as demand was solid from the group meeting and leisure travel segments.

Boston

Revenues were up 18.7% with RevPAR improvement of 14.8% largely due to improvement in ADR. In 2004, we invested approximately $15 million in significant renovations to this property and the growth in rate is attributable to a change in the mix of business, the addition of Fairmont Gold and the new pricing structure that supports our renovated property. New supply is expected in the Boston market in 2005, nonetheless with our newly renovated property we believe this hotel is poised for considerable growth.

Comparable owned hotels

Year ended December 31	2004	2003	Variance
Worldwide			
RevPAR	$ 117.78	$ 99.69	18.1%
ADR (1)	188.83	179.17	5.4%
Occupancy	62.4%	55.6%	6.8 points
Canada			
RevPAR	$ 114.93	$ 99.67	15.3%
ADR	174.01	163.44	6.5%
Occupancy	66.0%	61.0%	5.0 points
U.S. and International			
RevPAR	$ 120.89	$ 99.71	21.2%
ADR	207.11	199.81	3.7%
Occupancy	58.4%	49.9%	8.5 points

(1) ADR (average daily rate) is defined as room revenue per occupied room.

Comparable Hotels are considered to be properties that were wholly owned by FHR for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse effect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovation); The Fairmont Copley Plaza Boston (wholly-owned as of February 2003); The Fairmont Kea Lani (sold July 2004); The Fairmont Glitter Bay (sold July 2004).

RevPAR at the portfolio of comparable hotels increased 18.1% to $117.78 in 2004 from $99.69 in 2003. The U.S. and International properties enjoyed solid leisure demand, which drove occupancy growth of 8.5 points and a 3.7% increase in ADR, resulting in robust RevPAR growth of 21.2%. Our Canadian hotels experienced a 5.0 point increase in occupancy along with a 6.5% increase in ADR, resulting in RevPAR growth of 15.3%. Adjusting for the foreign exchange impact, RevPAR for our Canadian portfolio was up 7.2%.

EBITDA from owned hotel operations was up 34.0% to $160 million from $120 million in 2003. Owned hotel EBITDA margin improved considerably to 24.5% from 20.4% in 2003 with portfolio-wide increases in both occupancy and ADR.

EBITDA from the U.S. and International properties was up 39.7% to $91 million primarily due to higher ADR and occupancy levels across the portfolio. 2003 EBITDA of $65 million includes uninsured costs of $9 million related to hurricane damage in Bermuda. The two hotels sold in 2004, contributed $20 million and $28 million to hotel ownership EBITDA in 2004 and 2003, respectively. We will continue to earn management fees from these hotels under the terms of the long-term management agreements. EBITDA for both years includes business interruption insurance related to lost revenues of The Fairmont Southampton and The Fairmont Hamilton Princess.

Canadian owned EBITDA increased by 26.3% to $69 million. Higher occupancy levels and the stronger Canadian dollar are the primary reasons for this increase. In 2003, the Canadian owned portfolio was severely affected by travel concerns regarding severe acute respiratory syndrome ("SARS"). Adjusting for the foreign exchange impact, EBITDA was up approximately 17.6%.

Investment in Legacy

In 2004, our investment in Legacy generated equity losses of $2 million compared to a $9 million equity loss in 2003. This improvement is primarily attributable to Legacy's portfolio benefitting from a rebound in demand in 2004, after travel concerns relating to SARS eroded demand in 2003.

Real estate activities

Real estate activities generated EBITDA of $6 million compared to $11 million in 2003. In 2004, we disposed of one block of land from our Coal Harbour site in Vancouver, B.C. as well as several smaller blocks of land that were not part of our principal real estate holdings in Toronto or Vancouver. Total proceeds received for these

Comparable Fairmont managed hotels

Year ended December 31	2004	2003	Variance
Worldwide			
RevPAR	$ 119.36	$ 104.73	14.0%
ADR	184.66	172.54	7.0%
Occupancy	64.6%	60.7%	3.9 points
Canada			
RevPAR	$ 100.18	$ 86.39	16.0%
ADR	153.43	140.38	9.3%
Occupancy	65.3%	61.5%	3.8 points
U.S. and International			
RevPAR	$ 138.75	$ 123.14	12.7%
ADR	216.90	205.70	5.4%
Occupancy	64.0%	59.9%	4.1 points

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: The Fairmont Southampton (renovations); The Fairmont Olympic Hotel, Seattle (assumed management August 2003); The Fairmont Turnberry Isle Resort & Club, Miami (assumed management January 2004).

lands were $15 million. In 2003, we disposed of one block of our Southtown lands in Toronto, two blocks of land at our Coal Harbour site and several smaller pieces of non-core real estate located primarily next to rail lines. Total proceeds received from these sales were $32 million. Land sales and land holding activities generated EBITDA of $8 million and $14 million for 2004 and 2003, respectively.

FHP, FHR's vacation ownership business, produced $14 million in revenues and a $3 million loss to EBITDA. Vacation ownership activities for the same period in 2003 generated $2 million in revenues and a $4 million loss to EBITDA. The early phases of our vacation ownership project in Acapulco are absorbing the majority of the initial common construction costs.

Management operations

Fairmont

During 2004, Fairmont assumed management of The Fairmont Monte Carlo. The hotel was acquired by FHR European Ventures LLP and Fairmont took over management late in the year. FHR invested $20 million for a 25% indirect real estate interest in the hotel and the management contract.

In addition, in 2004 Fairmont entered into the following two new management contracts on properties under development:

- The Fairmont Mayakoba, Riviera Maya, Mexico. FHR will invest approximately $10 million for the management contract and an equity interest of approximately 19.9% in the resort. As at December 31, 2004, FHR had invested $4 million. We also have the option to participate in the management of an adjacent luxury vacation ownership complex. The resort is scheduled to open in late 2005.
- The Fairmont Cairo, Nile City in Egypt. FHR has invested approximately $10 million for the management contract and an equity interest of about 14% in the property, which is expected to open in 2006.

Revenues under management increased 19.5% to $1.7 billion in 2004 from $1.4 billion in 2003. The addition of The Fairmont Turnberry Isle Resort & Club, Miami on January 1, 2004 contributed 21.3% of this increase. Improved operating results and the appreciation of the Canadian dollar contributed to the balance of the increase. The Fairmont Monte Carlo came under Fairmont's management in mid-December, consequently it did not impact 2004 results.

Comparable Delta managed hotels

Year ended December 31	2004	2003	Variance
RevPAR	$ 64.43	$ 55.36	16.4%
ADR	98.53	91.78	7.4%
Occupancy	65.4%	60.3%	5.1 points

Comparable Hotels are considered to be properties that were fully open under FHR management for at least the entire current and prior fiscal year. Comparable Hotel statistics exclude properties where renovations have had a significant adverse affect on the property's primary operations.

Exclusions: Delta Meadowvale and Delta franchised hotels

Management fees increased by 23.5% to $55 million in 2004 from $44 million in 2003, due to the improvement in revenues under management. Total fee revenues included $21 million from our owned properties, up 15.3% from 2003. Base revenues from properties under management increased 24.0% to $45 million from $37 million in 2003, while incentive fees increased to $3 million from $2 million in 2003. Incentive fees grew to represent 5.7% of our total management fees compared to 3.4% in 2003.

Under most of our existing contracts, Fairmont receives up to 30% of the property's earnings above an established earnings threshold. This threshold does not change over the life of the contract unless significant renovations are made to the property. In 2004, we earned incentive fees at 11 of our 46 properties. In 2005, we expect about 15 of our existing properties to earn incentive fees. Within the next two to three years, we expect to earn incentive fees on the majority of our existing contracts.

For the Fairmont portfolio of comparable hotels, RevPAR increased 14.0% to $119.36 from $104.73 in 2003, driven by substantial improvements in occupancy and ADR at our Canadian portfolio and our U.S. and International properties. Adjusting for the foreign exchange impact, RevPAR increased by 10.6%.

EBITDA from our Fairmont management operations increased 27.8% to $40 million from $31 million in 2003. EBITDA margin increased to 73.3% from 70.8% in 2003, primarily due to the increase in incentive fees, which do not generate any corresponding costs.

Delta

Revenues under management increased 17.9% to $380 million from $322 million. Management fee revenues increased 9.4% to $13 million from $12 million in 2003. These improvements relate primarily to better operating performance and the appreciation of the Canadian dollar. SARS had a substantial impact on Delta's results in 2003, particularly at the hotels located in Toronto and Montreal. In 2004, incentive fees were $1 million and accounted for 6.3% of Delta's total management fee revenues. In 2004, we earned incentive fees at eight of our properties under management, compared to six in 2003.

For the Delta portfolio of comparable hotels, RevPAR increased 16.4% to $64.43 from $55.36 in 2003, primarily as a result of an 8.5% increase in occupancy. When measured in Canadian dollars, ADR was flat and RevPAR was up 8.2% in 2004.

EBITDA from Delta's management operations decreased 8.0% to $8 million from $9 million in 2003 and EBITDA margins decreased to 62.5% from 74.4%. The decrease is mainly attributable to a one time loan receivable write-off and increased operational costs.

Other items

Revenues and expenses from managed and franchised properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservations and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of recoveries from managed hotels that are owned by third parties. In 2004, we recognized a $1 million deficit on these programs compared to a $3 million deficit in 2003.

In order to continue our strategy of increasing brand awareness, we made a decision to maintain our marketing efforts during 2004, despite the knowledge that all amounts would not be recovered. A comparable deficit is expected to be incurred in 2005.

General and administrative expenses

General and administrative expenses were $30 million compared to $17 million in 2003. In 2004, the Company experienced higher corporate overhead costs relating primarily to increases in incentive and certain other compensation costs of approximately $4 million, expenses due to stock appreciation rights issued by the predecessor company ("Canadian Pacific Limited") of $3 million, and public company regulatory requirements under the Sarbanes-Oxley Act of approximately $1 million. Furthermore, the year over year appreciation of the Canadian dollar had the impact of increasing expenses by approximately $2 million. General and administrative expenses are expected to be higher in 2005, as a result of organizational structure changes and the expense of FHR's long-term compensation costs.

Amortization

Amortization expense increased 9.5% to $74 million in 2004. This increase was largely a result of the additions to property, plant and equipment and the appreciation of the Canadian dollar.

Other (income) expenses

Other expenses in 2003, consist primarily of amounts related to the repayment of debt that occurred in December following the convertible note issue.

Gain on sales of investments and hotel assets

In July 2004, we sold The Fairmont Kea Lani Maui to Host Marriott Corporation for $355 million, earning a pre-tax gain of $109 million. The resort will continue to be managed by Fairmont under an existing long-term management contract. We also sold The Fairmont Glitter Bay in Barbados for approximately $32 million. This sale resulted in a non-taxable gain of $8 million.

In September 2004, FHR reduced its equity position in Legacy from 35% to 23.7%, by selling 12 million units at Cdn$6.75 each for total proceeds of Cdn$81 million, or approximately $63 million and recognized a gain of $28 million.

Interest expense, net

Net interest expense decreased to $33 million from $34 million in 2003. This decrease is attributable to lower average debt levels in 2004, countered by higher amortization of financing costs, due primarily to the full year inclusion of the convertible notes.

Income tax expense (recovery)

We experienced a net income tax expense of $62 million compared to a recovery of $12 million in 2003. Income tax expense for 2004 includes $41 million related to the sale of The Fairmont Kea Lani Maui, while income tax expense for 2003, includes a recovery of $24 million as a result of a favorable tax settlement. Our 2004 effective tax rate was 28.4%. Excluding the impact of the $24 million recovery received in 2003 and $9 million of uninsured costs related to hurricane damage in Bermuda, a non-taxable jurisdiction, our effective tax was 26.8% in 2003.

Foreign exchange

Average Canadian dollar exchange rates appreciated approximately 7.4% over 2003. At the end of 2004, the Canadian dollar was approximately 6.9% higher in value relative to the U.S. dollar than at the end of 2003. The appreciation of the Canadian dollar has an impact on FHR's results in several ways:

- A significant portion of revenues and EBITDA from hotel ownership operations are generated by our Canadian operations thereby improving operating results when reported in US funds;
- A significant portion of our management and corporate expenses are incurred in Canadian dollars reducing EBITDA and EBITDA margins;
- It is possible foreign travel to Canada may be inhibited by the higher prices while Canadian travelers may be encouraged to travel outside the country. The impact of these effects can not be reasonably quantified and as a result the table below does not reflect this impact.

Impact of Canadian dollar appreciation in 2004

(in millions, except per share data)

Operating revenues	$	21.2
EBITDA	$	4.3
Interest		(0.2)
Amortization		(2.1)
Income taxes		(0.1)
Net income impact	$	1.9
Diluted earnings per share impact	$	0.02

Comparable owned hotels

Year ended December 31	2003	2002	Variance
Worldwide			
RevPAR	$ 114.78	$ 111.53	2.9%
ADR	197.43	182.44	8.2%
Occupancy	58.1%	61.1%	-3.0 points
Canada			
RevPAR	$ 99.67	$ 95.14	4.8%
ADR	163.44	145.16	12.6%
Occupancy	61.0%	65.5%	-4.5 points
U.S. and International			
RevPAR	$ 131.12	$ 129.33	1.4%
ADR	238.17	229.53	3.8%
Occupancy	55.1%	56.3%	-1.2 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Orchid, Hawaii; The Fairmont Copley Plaza Boston.

Year ended December 31, 2003 compared with year ended December 31, 2002

The year 2003 was an extremely difficult one for FHR due to the significant impact of SARS, the war in Iraq and continued economic weakness. With about half of our EBITDA coming from Canada, the impact of these issues as well as the fires in Western Canada, mad cow disease and Air Canada's financial problems were devastating.

Our operations were further challenged by the worst hurricane to hit Bermuda in 50 years. This hurricane left The Fairmont Southampton closed for repairs until the spring of 2004.

Hotel ownership operations

Revenues from hotel ownership operations increased 13.2% to $585 million in 2003 from $517 million in 2002. In the first quarter, revenues were comparable with 2002 as demand from the leisure segment remained strong and favorable changes in exchange rate improved revenues. However, by the second quarter, the combined impact of the war in Iraq, SARS and an already weak U.S. economy started to impact revenues. The extremely challenging operating environment continued throughout the third quarter as SARS caused a precipitous decline in tour group business. Operations started to return to more normal levels in the fourth quarter as the North American economy showed signs of recovery. By December, most of our owned hotels were generating revenues similar to 2002 levels.

Revenues from U.S. and International hotels were up 19.1%, with the acquisition of The Fairmont Orchid, Hawaii and the remaining 50% of The Fairmont Copley Plaza Boston and a 14% improvement in revenues at The Fairmont Kea Lani Maui contributing the majority of the increase. Revenues generated by Canadian properties increased 4.5% in 2003, primarily because of the significant appreciation in the value of Canadian dollar. When measured in local currency, Canadian dollar revenues declined by 6.7%.

RevPAR at the comparable hotels increased 2.9% to $114.78 in 2003 from $111.53 in 2002. Strong ADR growth of 3.8% at our U.S. and International properties was driven primarily by higher rates from tour group and leisure travel. At our Canadian hotels, strength in the Canadian dollar helped to offset occupancy declines experienced in the tour group segment.

EBITDA from hotel ownership operations decreased 24.6% to $120 million in 2003 from $158 million in 2002.

Despite a slight increase in comparable RevPAR, EBITDA at the U.S. and International properties declined 6.4% to $65 million. The decrease was primarily a result of uninsured costs of $9 million related to the hurricane damage in Bermuda, offset by the acquisition of The Fairmont Copley Plaza Boston.

Comparable Fairmont managed hotels

Year ended December 31	2003	2002	Variance
Worldwide			
RevPAR	$ 103.85	$ 105.28	-1.4%
ADR	171.43	163.18	5.1%
Occupancy	60.6%	64.5%	-3.9 points
Canada			
RevPAR	$ 86.39	$ 86.63	-0.3%
ADR	140.38	127.41	10.2%
Occupancy	61.5%	68.0%	-6.5 points
U.S. and International			
RevPAR	$ 124.96	$ 127.95	-2.3%
ADR	210.31	212.22	-0.9%
Occupancy	59.4%	60.3%	-0.9 points

Exclusions: The Fairmont Southampton (renovations); The Fairmont Dubai; The Fairmont Sonoma Mission Inn & Spa; The Fairmont Orchid, Hawaii; The Fairmont Washington, D.C.; The Fairmont Olympic Hotel, Seattle.

EBITDA at the Canadian hotels and resorts declined $25 million to $53 million. This decline was characterized by lower ADR (when measured in Canadian dollars) and occupancy, higher energy, property taxes and insurance costs of $14 million as well as cost reductions in 2002 totaling $4 million that were not likely to repeat.

Our equity investment in Legacy generated a $9 million equity loss compared to equity income of $6 million in 2002. The Legacy portfolio was severely impacted by SARS and other world events in 2003.

Real estate activities

During 2003, we disposed of one block of our Southtown lands in Toronto, two blocks of land at Coal Harbour in Vancouver and several smaller pieces of real estate that were not part of our core real estate activities. We also started to recognize revenues from vacation ownership in 2003. EBITDA from real estate activities decreased 8.7% to $11 million from $12 million in 2002. Net cash proceeds generated by real estate activities increased 50.0% to $27 million from $18 million in 2002.

In 2003, vacation ownership generated revenues of $2 million, and a loss to EBITDA of $4 million. The early phase of our vacation ownership project in Acapulco absorbed the majority of the initial start-up costs.

Management operations

Fairmont

In 2003, revenues under management increased 8.2% to $1.4 billion from $1.3 billion in 2002. New management contracts and the appreciation in the Canadian dollar contributed to the increase.

Management fee revenues increased 7.0% to $44 million. Total fee revenues from our owned properties increased $1 million to $18 million. Base fees from management contracts increased $5 million, but incentive fees declined to $2 million from $4 million in 2002. Weaker performance at many city center hotels caused Fairmont to miss several incentive fee thresholds that we typically achieve. In 2003, incentive fees represented 3.4% of Fairmont's total management fee revenues compared to 9.0% in 2002.

For the Fairmont portfolio of comparable hotels, RevPAR decreased 1.4% to $103.85. The decline was driven mostly by the precipitous decline in occupancy at our Canadian hotels during the second and third quarters. RevPAR at the U.S. and international properties was down 2.3% from 2002 due to the impact of lower demand from the individual business traveler.

EBITDA declined 6.3% to $31 million from $33 million. EBITDA margin decreased to 71.0% from 80.9% in 2002. In addition to reduced incentive fee revenues, increased marketing expenditures and pension expenses reduced EBITDA.

Comparable Delta managed hotels

Year ended December 31	2003	2002	Variance
RevPAR	$ 56.40	$ 54.18	4.1%
ADR	91.83	84.93	8.1%
Occupancy	61.4%	63.8%	-2.4 points

Exclusions: Delta Sun Peaks Resort; Delta St. Eugene Mission Resort

Delta

Revenues under management increased 3.0% to $322 million in 2003, while management fee revenues increased 2.6% to $12 million. These improvements relate mostly to appreciation in the value of the Canadian dollar, which masked declines in revenues and management fees caused by the events of 2003. Incentive fees were $1 million in 2003 and accounted for 6.0% of Delta's total management fee revenues compared to 12.3% in 2002.

Delta's comparable hotel RevPAR increased 4.1% to $56.40 due to the appreciation in the value of the Canadian dollar. SARS had a tremendous impact on Delta's results in 2003, particularly at our hotels in Toronto and Montreal. When measured in Canadian dollars, RevPAR declined 7% in 2003 from 2002.

Despite the decline in RevPAR, EBITDA increased 7.4% to $9 million in 2003. Stringent cost controls improved EBITDA margins to 74.4% compared to 71.1% in 2002.

Other items

General and administrative expenses

General and administrative expenses were $17 million compared to $18 million in 2002, which included some residual costs related to the reorganization of Canadian Pacific Limited ("reorganization").

Revenues and expenses from managed and franchised properties

In 2003, we recognized a $3 million deficit on the marketing, booking and other services that we provide under the terms of our management and franchise agreements. We continued to maintain our marketing efforts in 2003 as part of our strategy to continue to build brand awareness knowing all costs would not be recovered.

Amortization

Amortization expense increased to $68 million in 2003 from $52 million in 2002, with the acquisition of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston.

Other (income) expenses

Other expenses in 2003, relate to the repayment of debt in December following a convertible senior note issue.

Other income in 2002 consists primarily of the favorable settlement of previously accrued amounts related to the reorganization.

Interest expense, net

Net interest expense increased to $34 million from $19 million. The majority of this increase relates to the $136 million acquisition of The Fairmont Orchid, Hawaii in late 2002, which was financed through our credit facilities. The $65 million in debt assumed on the acquisition of The Fairmont Copley Plaza Boston also increased interest expense in 2003.

Income tax expense (recovery)

We experienced a net income tax recovery of $12 million in 2003, after reaching a favorable settlement on pre-reorganization tax issues. Excluding the impact of the $24 million recovery and the uninsured costs related to hurricane damage in Bermuda, our 2003 effective tax rate was 26.8% compared to 27.2% in 2002.

Quarterly results

2004

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Total revenues	$ 177.1	$ 219.2	$ 207.5	$ 164.9	$ 768.7
EBITDA	34.1	62.5	63.5	20.9	181.0
Net income (loss)	(0.6)	29.0	131.8	(4.4)	155.8
Basic earnings (loss) per share	(0.01)	0.37	1.68	(0.06)	1.99
Diluted earnings (loss) per share	(0.01)	0.36	1.66	(0.06)	1.97

2003

(in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Total revenues	$ 174.9	$ 181.9	$ 188.6	$ 145.9	$ 691.3
EBITDA	42.2	43.4	46.9	9.9	142.4
Net income (loss)	12.5	40.1	11.6	(13.5)	50.7
Basic earnings (loss) per share	0.16	0.51	0.15	(0.17)	0.64
Diluted earnings (loss) per share	0.16	0.50	0.15	(0.17)	0.63

Demand for lodging is seasonal. As a result, revenues are typically higher in the second and third quarters while fixed costs, such as amortization and interest, are stable throughout the year. In 2004, the solid recovery in industry fundamentals that led to substantial increases in RevPAR in our U.S. and international portfolio in the first quarter and our Canadian portfolio in the second quarter were sustained throughout the remainder of the year. It is impossible to predict the events that could affect performance quarter-to-quarter. See the "Risks and Uncertainties" on page 46.



The Fairmont Monte Carlo, Monaco

Managed hotel revenues



(in millions)
0
10
20
30
40
50
60
70
80
2002
2003
2004
US & International
Canadian

Quarter-over-quarter RevPAR change at Fairmont managed properties



(in millions)
0
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120
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Q1
Q2
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2004

88% of EBITDA

Historically, FHR has earned approximately 88% of its EBITDA from owned properties. Our goal over the next three to five years is to shift that proportion closer to 65%, while increasing EBITDA from management operations

2004 profit-enhancing and major projects

The Fairmont Chateau Lake Louise

- Completion of the 16,000 square foot meeting facility and 81 new guestrooms (Opened in May 2004)

The Fairmont Copley Plaza Boston

- Creation of a Fairmont Gold lounge
- Guestroom renovations (remaining one-third of hotel)
- Upgrades to public areas

The Fairmont Orchid, Hawaii

- Guestroom refurbishment
- Phase II of spa refurbishment and expansion
- Restaurant renovations

The Fairmont Pierre Marques

- Golf course renovations



The Fairmont Gold entrance at The Fairmont Copley Plaza Boston

Company outlook

Our objective is to enhance shareholder value by building brand awareness and expanding our management portfolio.

Consequently, in 2005 we are focused on hastening the growth of the Fairmont brand through portfolio expansion. In 2004, we announced the addition of two international luxury hotels to our portfolio. In 2005, by leveraging the strength of our balance sheet and our expanding capital partnerships, we expect to increase the number of additions to our management portfolio. Through FHR European Ventures LLP, we are seeking further opportunities for expansion in Europe while our development team is focused on opportunities in North America and the Middle East.

In 2005, we anticipate improving business conditions to produce strong operating performance growth. The comparability of our 2005 results to historical results, in particular, our hotel ownership operations, will be affected by the two hotels sold in 2004. Our quarterly and annual earnings tend to fluctuate as we execute our strategy of acquiring under-performing assets and selling them once they have stabilized.

Hotel ownership operations

For 2005, we expect the strong industry trends will compel RevPAR growth, with ADR serving as the primary driver leading to margin improvement. While anticipating significant operating performance growth overall, we expect stronger operating performance from our U.S. portfolio, as our Canadian portfolio may be affected by weaker U.S. travel to Canada as a result of the strong Canadian dollar. Majority of our Canadian owned properties are resorts and tend to have a higher customer base of U.S. leisure travel and hence could be the most affected by the strong Canadian dollar.

Investment in Legacy

Legacy's operations are expected to benefit from the positive economic outlook in Canada and the U.S. We believe that this will translate into higher equity income earned from Legacy, notwithstanding FHR's reduced equity interest of 23.7%.

Real estate activities

In 2005, FHP will assume management of Franz Klammer Lodge, a 63-residence private club in Telluride, Colorado. Construction will also be completed for the second sold-out phase of FHP Acapulco and sales will commence for Phase 3. Planning and sales efforts are also underway for FHP Barbados, with construction expected to begin in the third quarter of 2005. We expect to recognize revenues on these projects as construction progresses on residences sold.

Fairmont

In January 2005, Fairmont assumed management responsibilities of The Savoy and will also begin earning management fees on The Fairmont Monte Carlo. The Fairmont Mayakoba, Riviera Maya is scheduled to open in late 2005. In early 2005, our management contract with The Plaza in New York will end, as the property is being closed and redeveloped by its new owners. The loss of this management contract will not have a significant impact on our earnings.

We expect continued growth in brand recognition and loyalty will stimulate growth in revenues under management as we expand our portfolio and improve performance at our existing managed properties. Additionally, we expect incentive fees to double in 2005 and because there is no incremental cost associated with these fees, we expect Fairmont's EBITDA margin to improve.

Delta

With Delta established in most major Canadian urban markets, we are now focused on expanding Delta's presence in the resort and select secondary markets. In 2005, we expect revenues earned from incentive fees to double, as a result of improved operating performance and an increase in the number of properties earning incentive fees.

Capitalization

As at December 31	2004	2003
Cash	$ 99.1	$ 31.7
Current debt	$ 4.1	$ 117.8
Long-term debt	398.0	539.8
	402.1	657.6
Shareholders' equity		
Convertible notes (1)	19.2	19.2
Common share equity (2)	1,631.2	1,526.7
	1,650.4	1,545.9
Total capitalization	$ 2,052.5	$ 2,203.5
Net debt to total capitalization ratio	14.8%	29.8%
Net debt to total asset ratio	12.6%	26.3%
Interest coverage (3)	8.7x	5.2x

(1) Amount of $270 million convertible notes related to conversion feature.

(2) Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings.

(3) Calculated as EBITDA adjusted for 2004 hotel sales, divided by annual interest payments on debts outstanding at December 31, 2004.

Liquidity and capital resources

Capitalization

FHR's consolidated net borrowing position decreased 51.6% to $303 million at December 31, 2004 from $626 million at December 31, 2003. The increase in cash balances and reduction to long-term debt in 2004 was primarily due to proceeds received from the sale of the two properties in July 2004 and the sale of the Legacy units in September 2004. The proceeds of these sales transactions were used to repay the mortgages on the two hotel properties totaling $125 million and a portion of our line of credit. During 2004, we also acquired the remaining 16.5% of the Fairmont management company for $70 million and as a result of this transaction, the current portion of long-term debt decreased by $69.0 million.

In March 2004, we entered into a new $400 million unsecured credit facility due March 2007. The interest rate is floating based on market interest rates plus a spread. At December 31, 2004, our unused committed line of credit for short-term and long-term financing was $289 million. Approximately 76% of our total debt is at fixed rates of interest, the majority of which relates to our 3.75% convertible senior notes. Our average borrowing interest rate for 2004 was 5.0%.

At a net debt to asset ratio of 12.6%, we believe that FHR has a conservative capital structure relative to our industry. The Company may take on additional debt in order to fund an acquisition or repurchase its shares in order to move towards a more leveraged capital structure.

Cash flows

Cash generated by operations decreased 35.4% to $70 million from $109 million in 2003. Excluding $41 million of taxes paid on the sale of The Fairmont Kea Lani Maui, cash generated by operations increased to $111 million, from $109 million in 2003. Real estate activities generated $7 million in cash compared to $27 million in 2003 when several blocks of land were sold. In 2005, we do not expect this segment to generate significant cash flow.

Our non-cash working capital balances increased by $18 million over 2003. The primary reasons for this increase are higher revenues as well as a $10 million increase in the insurance claim receivable for hurricane damage in Bermuda which was settled in December 2004.

Cash flows

(millions of dollars)		2004		2003		2002
Inflows						
Funds generated from operations	$	88.3	$	109.2	$	151.9
Change in working capital		(17.9)		(0.3)		(10.5)
Cash generated from operations		70.4		108.9		141.4
Sale of investments and properties		442.7		–		–
Other		27.1		–		–
Total inflows	$	540.2	$	108.9	$	141.4
Outflows						
Additions to property and equipment	$	(74.3)	$	(87.2)	$	(84.3)
Acquisitions and investments		(37.8)		(19.7)		(182.7)
Repurchase of common shares, net		(84.5)		(15.8)		(68.5)
Redemption of preferred shares		–		–		–
Dividends		(6.4)		(4.8)		(3.2)
Other		(7.0)		–		(1.0)
Total outflows	$	(210.0)	$	(127.5)	$	(339.7)
Net borrowing (repayment) of debt		(264.7)		1.3		194.5
Effect of exchange rates on cash balances		1.9		–		0.1
Increase (decrease) in cash	$	67.4	$	(17.3)	$	(3.7)

We continue to aggressively manage our accounts receivable balances and believe that our current levels of working capital are adequate. While we anticipate significant growth in our operations, in 2005, we expect cash generated from operations to remain consistent with 2004, as our earnings in 2004 include approximately $20 million in operating cash flows from the two hotels sold. We intend to use our cash flows from operations to finance capital expenditures at our owned hotels, vacation ownership projects, dividends and in combination with our debt facilities, to obtain additional management contracts, provide equity for selective investments and acquisitions or repurchase our shares.

In 2004, FHR's expenditures on profit-enhancing and upgrade projects decreased 11.6% to $74 million from $87 million in 2003. These expenditures were principally directed to upgrade capital and profit-enhancing projects at The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston. Capital expenditure amounts do not include costs related to repairs in Bermuda as such costs were covered by insurance.

Proceeds received from the sale of the two hotels and the Legacy units totaled $443 million. In 2004, we invested $20 million for a management contract and 25% interest in a partnership with Kingdom and the Bank of Scotland Corporate. The partnership, FHR European Ventures LLP, purchased The Fairmont Monte Carlo in December 2004. FHR also invested $10 million for the management contract and approximate 14% equity interest in an entity named Nile City for Hotels and Tourism, this entity owns 100% of The Fairmont Cairo, Nile City. As of December 31, 2004, FHR has invested $4 million of the $10 million commitment, for the management contact and 19.9% equity interest in The Fairmont Mayakoba, Riviera Maya.

In October 2003, we obtained regulatory approval to purchase for cancellation up to approximately 3.9 million, or 5% of our common shares by October 7, 2004. We purchased 2,096,300 shares for cancellation at an average price of $26.59 under this plan in 2004. We obtained regulatory approval to renew this program for another 12-month period ending October 28, 2005. During this time, we may purchase for cancellation up to approximately 7.7 million, or 10% of our common shares. As of December 31, 2004, under this plan we purchased 928,300 shares at an average price of $31.26. Since October 2001, we have purchased a total of 7,338,300 shares under various buyback programs at an average price of $24.77.

Contractual obligations

(in millions)	Total	Payments due by Period <1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 402.1	$ 4.1	$ 101.4	$ 7.1	$ 289.5
Operating leases	103.1	14.6	23.3	18.8	46.4
Other long-term obligations	81.9	3.6	27.8	10.9	39.6
Purchase Obligations	9.7	9.7	–	–	–
Total	$ 596.8	$ 32.0	$ 152.5	$ 36.8	$ 375.5

Liquidity

We use cash from operations, debt facilities and equity financing to make minority equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios, repurchase shares, pay dividends, fund capital improvements and operating requirements at our owned hotels. In the event of a temporary shortfall in cash, we will draw on our credit facilities.

As part of our growth strategy, we may acquire additional management contracts and hotel ownership interests. Depending on size, these expenditures would be funded through cash from operations, our credit facilities or by issuing common shares.

We believe that cash on hand, available credit facilities, expected cash flow from operations and the sale of certain stabilized assets, combined with access to debt and equity markets, will be adequate to finance all normal operating requirements and additional funds required to achieve our growth objectives.

At December 31, 2004, our primary sources of contractual obligations consisted of convertible senior notes of $270 million and mortgages owing of $114 million. A total of Cdn$40 million of loans were advanced under our $400 million line of credit at December 31, 2004. At December 31, 2004, letters of credit totaling $78 million were also issued against our line of credit.

In 2005, we expect spending on upgrade capital and profit-enhancing projects to be $55 – $65 million. We expect to spend approximately $45 million in upgrade capital, $10 million on profit-enhancing projects and the remainder on corporate and information technology requirements. We expect to spend an additional $25 – $30 million on construction of our vacation ownership residences in Acapulco and Barbados. Capital spending in the coming year will be funded primarily from cash from operating activities.

On January 19, 2005, FHR entered into a long-term contract to manage The Savoy. FHR had previously agreed to commit approximately $63 million (£33.8 million) to obtain the management contract and to partially fund the acquisition and capital expenditures of the hotel pending the successful sale of the hotel to Bank of Scotland Corporate and a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. On January 19, 2005, FHR advanced approximately $54 million (£28.8 million), of the total commitment. A significant portion of this payment is a loan receivable, due in 2015, and bears interest at 7.75%. These amounts were funded primarily through cash on hand. The remaining balance of the commitment will be advanced as the capital restoration program progresses and will be on similar terms as the initial advance.

Capital resources

Cash from operations

Our operations typically generate free cash flow exceeding cash required to fund capital expenditures. These funds are the most common source of financing for the expansion of our operations and payment of dividends to shareholders.

Lines of credit

We have a line of credit available to finance temporary shortfalls in cash caused by the natural fluctuation in demand from season to season and the timing of large profit-enhancing projects. Our line of credit might also be used to provide short-term bridge financing in the event of an acquisition.

Contractual commitments

(in millions)	Total	Commitment expiration per period <1 Year	1-3 Years	4-5 Years	After 5 Years
Standby letter of credit [1]	$ 77.7	$ 77.7	$ –	$ –	$ –
Guarantees	12.4	12.4	–	–	–
Other contractual commitments	5.7	5.7	–	–	–
Total	$ 95.8	$ 95.8	$ –	$ –	$ –

(1) FHR typically issues letters of credit against its lines of credit.

At December 31, 2004, we had $289 million available under our credit facility. However, our ability to use the full amount may be restricted if certain financial covenants are not achieved. We do not anticipate covenants on our credit facility will impair our ability to fund our anticipated requirements.

Issuing additional equity securities

FHR is listed on both the Toronto Stock Exchange and the New York Stock Exchange, which gives the Company the ability to raise additional equity by issuing common shares, preferred shares or other equity instruments. The ability to raise equity on desirable terms depends on market conditions.

Issuing additional debt

We typically use new debt financing to refinance existing debt or to finance significant acquisitions. We feel that our conservative net debt to total asset ratio of 12.6% gives us the ability to further leverage our assets at reasonable rates of financing. This would be accomplished by mortgaging properties or issuing other types of debt instruments, such as convertible senior notes. The ability to secure debt financing at reasonable terms is ultimately dependent on market conditions and the lender's determination of our creditworthiness.

Tax assets

We retained significant tax assets as a result of the reorganization, including substantial operating and capital losses. At December 31, 2004, we had approximately $257 million in operating losses and $428 million in capital losses available to us. By using these losses, current taxes payable on income generated by our hotel and management operations and real estate activities is lowered significantly.

Off-balance sheet arrangements and contractual liabilities

We have made certain guarantees to affiliates and third parties, as well as commitments under letters of credit. The amounts of these off-balance sheet arrangements are detailed in the table above. The nature of these items are more fully discussed in note 21 to the consolidated financial statements.

Financial instruments

FHR uses various financial instruments. Certain of these financial instruments are used to reduce or eliminate exposure to interest rate and currency risks.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on certain of its long-term debt. The Company has entered into an interest rate cap contract to partially manage interest rate risk by capping the interest rate on the floating-rate mortgage at The Fairmont Copley Plaza, Boston. Hedge accounting is not applied to this interest rate cap.

FHR enters into forward foreign exchange contracts to partially offset the potential volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. As at December 31, 2004, the aggregate fair value of the outstanding forward contracts was a liability of $3 million.

The Company is exposed to credit risk with respect to cash, cash equivalents, accounts receivable balances, long-term advances and derivative instruments. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

Common shares outstanding

(in thousands)	December 31 2004	December 31 2003
Common shares outstanding	**76,393.3**	79,106.3
Potential issuance of common shares:		
Options issued to directors and employees	**3,413.7**	3,587.8
Shares outstanding on conversion of convertible notes (conversion price $37.73)	**7,156.1**	7,156.1

In 2004, we repurchased approximately 3 million shares for about $85 million. In 2003, we issued one million shares for the acquisition of the remaining 50% of The Fairmont Copley Plaza Boston, and repurchased approximately 0.7 million shares.

The carrying value of short-term financial assets and liabilities approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Financial instruments are more fully discussed in note 22 to the consolidated financial statements.

Transactions with Legacy

FHR manages Legacy's hotels and provides strategic leadership and day-to-day administrative services to Legacy. All agreements with Legacy are based on what is believed to be fair market value and must be approved by a majority of the independent trustees of Legacy. A list of transactions with Legacy is found in note 23 of the consolidated financial statements.

Advisory agreement

Fairmont provides operating and administrative services to Legacy and provides advice to its trustees on major decisions. In return for these services, we are entitled to an advisory fee equal to 0.4% of a defined asset base, an acquisition fee of 0.65% of the total acquisition price of any additional property acquired by Legacy and a disposition fee of 0.25% of the aggregate sale price of any property sold by Legacy. The acquisition or disposition fees are waived on any transactions between Fairmont and Legacy. Legacy may terminate the Advisory Agreement at any time after December 31, 2004, upon the approval of two-thirds of the votes cast by the independent Trustees and the approval of two-thirds of the votes cast by the unitholders, and upon twelve-months notice. Fairmont may terminate the agreement at any time after December 31, 2004 upon not less than 120 days notice. This agreement expires in February 2009.

Management agreements

We have entered into various long-term management contracts with Legacy to manage its hotels. Under these management agreements, we are entitled to a base management fee and an incentive management fee. Base management fees range from 2.0% to 3.0% of hotel revenues. The incentive fee is based on net operating income from hotel operations plus depreciation and amortization less capital replacement reserve in excess of a threshold. In addition, the incentive fee for the 11 hotels transferred to Legacy in 1997, is calculated based on the profitability of each of the hotels as well as the overall profitability of this portfolio.

We also provide central reservations, sales and marketing, central procurement, accounting, management information, employee training and other services to Legacy for which we are reimbursed on a cost recovery basis as established in the management agreements.

Strategic alliance agreement

We have entered into a strategic alliance agreement with Legacy to co-operate in certain areas related to the purchase and sale of hotels, the development of new hotels that may be considered for investment by Legacy and other areas related to the ownership and management of hotels. This agreement expires in February 2009.

Recent transactions with Legacy

In August 2003, we entered into a long-term, incentive-based management contract for The Fairmont Olympic Hotel, Seattle. Under the terms of this agreement and a similar arrangement relating to The Fairmont Washington, D.C., we have agreed to pay Legacy $18 million over a three-year period. These transactions were recorded at the exchange value. In connection with these transactions,

we have entered into reciprocal loan agreements with Legacy totaling $87 million. These loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either Legacy or Fairmont does not make required interest or principal payments, the other party is not required to make its payment either. The loans meet all the requirements for a right of setoff and, as such are presented on a net basis in the consolidated financial statements.

In 2003, we acquired a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle in the amount of $11 million. This loan was fully repaid in 2004. In addition, at December 31, 2003, we had a note receivable from Legacy totaling $9 million bearing interest at the bankers' acceptance rate plus 2.75%. This loan was repaid in 2004.

Transactions with other related parties

We have entered into management agreements with other related parties that are primarily managed hotels in which we own a minority interest. These managed hotels include, Fairmont Le Manoir Richelieu, The Fairmont Newfoundland, The Fairmont Sonoma Mission Inn & Spa, Fairmont Tremblant, The Fairmont Monte Carlo, The Fairmont Cairo, Nile City, The Fairmont Dubai, The Fairmont Mayakoba, Riveria Maya, Delta Vancouver Suites and Delta Sun Peaks Resort. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which reflects fair market value. These items are more fully discussed in note 23 of the consolidated financial statements.

Critical accounting policies and estimates

Our significant accounting policies are found in note 2 of the consolidated financial statements. The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. We base our estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of our control. These estimates and assumptions are evaluated on a periodic basis. We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and equipment

Due to the relatively large proportion of property and equipment relative to total assets, the selection of the method of amortization and length of amortization period could have a material impact on the amortization expense recorded and the net book value of property and equipment. We amortize property and equipment on a straight-line basis over its estimated economic life, except for buildings on leased land, which are amortized over the lesser of the term of the lease, including options to extend the lease, and the economic life of the building. If the estimated economic lives of all property and equipment were to be decreased by one year, amortization expense recorded in 2004 would have increased by approximately $5 million. Such a change in estimate would have very little impact on FHR's financial condition since key financial stakeholders such as lenders do not typically rely on the historical cost of property and equipment. Each hotel is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment in value will be recorded if the projected undiscounted future cash flows from the hotel are less than the net book value of the property and equipment. Future cash flows are forecasted on a property specific basis based on historical results and recent trends or events that may impact a property's future performance including new hotel supply, changes in travel patterns and general economic conditions. We feel that it is unlikely that any future impairment will be necessary given the quality and carrying value of our assets.

Goodwill and intangible assets

Goodwill impairment tests are performed on an annual basis and in certain circumstances between annual tests for each reporting unit, which are the operating segments as described in note 3 of the consolidated financial statements. These tests are based on a fair market value analysis of the various reporting units, which use such methods as discounted cash flow projections and peer

comparisons of earnings multipliers. Based on our current operations, we feel that it is unlikely that any future goodwill impairment will be required. At the most recent testing date, no impairment would have been required based on the low end of our valuations. However, in response to unanticipated changes in industry and market conditions, we may be required to consider restructuring, disposing or otherwise exiting certain operations, which could result in an impairment of goodwill. In the event that such an impairment was required, we would record the impairment in other expenses. We also evaluate the carrying value of management contracts and brand names on an annual or more frequent basis if necessary. This impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. Any impairment loss, representing the excess of the carrying amount over the fair value, would be expensed in the consolidated statement of income. Based on the terms of our management contracts, their carrying values and the quality of the underlying assets, we believe that the potential for future impairment is unlikely.

Income taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in the consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, substantively enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods. Over the past several years, there have been numerous changes to income taxation rates in jurisdictions in which we operate. These changes have reduced our effective tax rate and the resulting income tax expense and future income tax liabilities. A 1% increase in our overall effective tax rate would increase income tax expense by approximately $3 million, which relates primarily to the revaluation of future income tax assets and liabilities. FHR has approximately $257 million of non-capital tax loss carry forwards and $428 million of capital tax loss carry forwards available. We expect the Company will be able to utilize the vast majority of its non-capital loss carry forwards prior to their expiration and have recorded a future tax asset for most of such loss carry forward balances. In the event that future earnings do not meet our projections, it may be necessary to write down this amount. Currently, we expect that these losses will be used over the course of the next four to five years. A future tax asset has not been established for most of the capital loss carry forward amounts due to the significant uncertainty as to the timing of their utilization. We expect that the majority of these amounts will be used through our real estate activities or otherwise. Capital losses do not expire. Although the estimates used to derive our future tax liabilities under Canadian GAAP can have a significant impact on net income and earnings per share, they do not impact our operations, as the net income tax expense reported on the consolidated statement of income does not reflect the actual income tax amounts that we are required to pay due to the utilization of tax loss carry forward balances and timing differences in the recognition of revenues and expenses for tax purposes.

Employee future benefits

We have defined benefit pension plans for certain employees and also provide relatively insignificant other post retirement benefits. There are several assumptions required for the calculation of defined benefit pension plan liabilities or surpluses and the current year's pension expense. These include the expected return on plan assets, the discount rate on the projected benefit obligation and the expected rate of future compensation increases. An expected rate of return on plan assets of 7.0% is used based on the plans' asset allocations and historic results. We feel this long-term rate of return is reasonable based on our current investment policies and that it will be achieved over the life of the plan. The discount rate used to calculate the projected benefit obligation is based on the market interest rate at December 31, 2004 of AA corporate bonds with an effective duration equal to that of the expected payments to retirees. Over the past four years, our weighted-average discount rate has dropped from 6.75% to 5.7%. It is difficult to accurately quantify the impact of changes in the discount rate as it impacts the valuations of pension liabilities and pension plan assets. Changes to these estimates impacts our hotel ownership,

hotel management and general and administrative expenses as the pension liability and expense are allocated to these segments. As of December 31, 2004, we estimate that our consolidated pension plan deficit is $17 million and that we have total pension obligations of $120 million. We do not expect to have significant future cash outflows related to mandatory funding requirements for our obligations under these plans or that this deficit will have any impact on our operations or financial condition.

Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational related claims and environmental matters. We conduct a thorough analysis of all potential legal claims on a regular basis and provide for such potential claims when the expected loss is both probable and can be reasonably estimated. The possibility exists that additional expenditures that have not been accrued for may be required to defend against or remedy potential legal action against the Company.

Changes in accounting policies

Hedging relationships

Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The initial adoption of this accounting guidance did not have an impact on the Company's financial statements.

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook section 1100, "Generally Accepted Accounting Principles". The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. Upon adoption of this section, no changes to accounting principles or financial statement presentation were required.

Pending accounting policy changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent account changes can be found on the web site of the Accounting Standards Board of Canada at *www.acsbcanada.org*.

Variable interest entities

In June 2003, the CICA issued a new accounting guideline, Accounting Guideline 15 ("AcG-15"), which requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where:

(a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and

(b) it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. This guideline is effective for the Company's first quarter commencing January 1, 2005.

AcG-15 is adopted retroactively. The restatement of prior period financial statements is encouraged, but not required.

The Company has reviewed the impact that this standard will have on its financial statement presentation. Upon the initial adoption of this standard, no changes to financial statement presentation are anticipated.

Liabilities and equity

FHR will adopt the CICA's new accounting requirements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early

adoption encouraged. FHR will be implementing this change starting in 2005 and it is not expected to impact our financial statements.

Financial instruments – recognition and measurement, hedges, comprehensive income and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships, and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

Determining whether an arrangement contains a lease

The Emerging Issues Committee recently issued Abstract 150 "Determining whether an arrangement contains a lease". An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. Under Canadian GAAP, the Company is required to adopt these recommendations if it enters into affected transactions commencing December 9, 2004. To date, the Company has not entered into any such transactions, but it is possible that future transactions could be affected by this accounting standard.

Risks and uncertainties

FHR's operations are subject to risks that could cause future operating results to differ significantly from our performance in the past. The order in which these risks are listed below does not indicate their relative importance. An event arising from these risks could materially affect our business, prospects, financial condition, results of operations or cash flows.

Our operations are subject to adverse factors generally encountered in the lodging industry.

We manage and own hotels in both the luxury and first-class segments of the lodging industry which subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

- Cyclical downturns arising from changes in global, national and local economic conditions;
- Changes in demand for rooms and related services caused by changes in popular travel patterns;
- The financial condition of the airline industry and the impact on air travel;
- Occasional oversupply of guest accommodations in our markets, which may adversely affect occupancy and room rates;
- Competition from other luxury and first-class hotels and resorts;
- Increases in local taxes;
- The impact of internet intermediaries on pricing;
- The recurring need for the renovation, refurbishment and improvement of hotel and resort properties;
- Changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;
- The availability of financing for operating or capital requirements;
- Seasonal variations in cash flow; and
- Other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

The effect of these factors varies from hotel to hotel, depending on its location and whether we own or manage the property.

The lodging industry is subject to significant regulation.

We are subject to numerous laws and regulations in every jurisdiction in which we operate, including those related to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees such as those covering minimum wages, maximum working hours, overtime, working conditions, hiring and terminating employees and work permits.

Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open

newly-constructed properties is contingent upon, among other things, receipt of the required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses.

Changes or concessions required by regulatory authorities could involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Under the United States' Americans with Disabilities Act, or ADA, and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner. However, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

As the current or previous owner or manager of a hotel, we could be liable for the clean up of contamination and other remedial actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response.

The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner's ability to sell or rent the property, to use the property for its intended purpose, or to use the property as collateral when borrowing. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by us.

Environmental laws require abatement or removal of certain asbestos-containing material in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage these materials in many of our hotels.

Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and face broader environmental liability under common law. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or previously managed or owned, but such liabilities may exist and may be material.

Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire that covers such items as the training of employees in the handling and disposal of hazardous materials. If there has been an environmental incident at the property, this training must also cover the remedial action taken and any environmental management changes introduced by the hotel. The questionnaire also identifies new laws or regulations that have been introduced by local, state or provincial governments and the property's response.

We are not aware of any potential material environmental liabilities for which we will be responsible at any of the properties that we manage or own now or have managed or owned in the past.

Real estate investments are subject to numerous risks.

We own and lease hotels and are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend on the income earned and capital appreciation.

There are a variety of factors that affect income from properties and real estate values, including government regulations, zoning, tax and eminent domain laws, interest rates and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available,

it becomes more difficult both to acquire and to sell real property. Under eminent domain laws, governments can expropriate or take real property for less than an owner believes the property is worth. Any of these factors could have a material adverse impact on the results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner.

Our income would also be adversely affected if our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures.

World events have had an impact on our industry.

Various events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have affected the lodging industry and FHR's results of operations and financial condition. Any recurrence of these events would be damaging to our performance.

There is a great deal of competition in the lodging industry.

There is intense competition between the operators of luxury and first-class hotels to attract guests, secure new management contracts and acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the diversity and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of investment opportunities available to us and increasing our cost to acquire management contracts or properties.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners under the terms of each property's management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests. Failure to meet these tests, maintain standards established in the contract or to meet other terms and conditions of a contract could result in the loss or cancellation of a management contract prior to the expiration of the term. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation.

In many jurisdictions, in the event of bankruptcy or insolvency proceedings, a hotel management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or the estate.

Further, in the event of enforcement proceedings by a secured lender to a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.

We intend to increase revenues and net income by securing new management agreements, establishing strategic partnerships for new hotel development, acquiring more properties and expanding existing properties. It is not possible to ensure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure the necessary financing with acceptable terms.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

We operate properties in a variety of places. Some of these properties experience extreme weather conditions that can affect the hotels as well as customer travel. From time to time, this can have a significant adverse financial impact on our properties or the regions in which they are located.

Properties are also vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from acts of God or terrorism may exceed the limits of the insurance coverage or be outside the scope of the coverage.

Our ability to operate our properties may be adversely affected if our relationship with employees were to deteriorate.

Relations with employees in various countries, including approximately 14,000 employees represented by 28 labor unions, could deteriorate due to disputes related to such issues as wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees' ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Vacation ownership is subject to extensive regulation.

We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where these resorts will be located, marketed and sold. In addition, the laws of many jurisdictions in which we may sell vacation property grant the purchaser the right to rescind the purchase contract at any time within a statutory period. Although we believe that we are in compliance with all the relevant laws and regulations related to vacation ownership marketing, sales and operations, changes in those laws and regulations or the determination by a regulatory authority that we are not in compliance could adversely affect our results. If the purchaser of a property defaults, we may not be able to recover all of the marketing, selling and general and administrative costs related to the sale.

Currency fluctuations may have a material adverse effect on our financial statements.

We have hotel management and ownership operations in eight countries: Canada, the United States, Mexico, Bermuda, Barbados, the United Arab Emirates, the United Kingdom and Monaco. We record financial results for the operations in each country in the local currencies while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position are affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through translation risk and transaction risk. Translation risk is the risk that financial statements for a particular period, or at a certain date, depend on the prevailing exchange rate of the local currencies against the U.S. dollar. Transaction risk is the risk that the exchange rate at which a transaction is initially recorded will be different from the rate at which it is settled.

We endeavor to match foreign currency revenues, costs, assets and liabilities to provide a natural hedge against translation and transaction risks. However, there can be no assurance that these measures will be effective in the management of these risks.

In addition to translation risk and transaction risk, the significant increase in the value of a currency in the countries where we operate can have an adverse impact on demand for lodging at our hotels. For example, the 7% increase in the Canadian dollar compared to the U.S. dollar in 2004 had a significant impact on U.S. travel to Canada while encouraging Canadians to travel abroad.

We are subject to a number of risks associated with debt financing.

We are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest. To the extent that we maintain floating rate indebtedness, we are exposed to the risk that interest rates will fluctuate. The covenants contained in our loan and credit facilities imposes limitations on our ability to acquire and dispose of assets.

There can be no assurance that we will be able to repay or refinance existing indebtedness when it matures or that the terms of refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to

modify our operations. If we incur higher levels of debt than some of our competitors, we will be placed at a competitive disadvantage.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in our financing agreements could limit our discretion in operating our businesses.

Our financing agreements contain covenants that include limits on additional debts secured by mortgages on properties, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar or more restrictive provisions and covenants. A default may occur if we fail to comply with the restrictions in our financing agreements. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the provision of cash deposits, repayment of funds or cash flow sweeps when certain coverage ratios are not met.

We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgments obtained in U.S. courts against FHR or our directors and officers based upon the civil liability provision of U.S. federal or state securities laws.

We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Non-GAAP financial measures

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue Per Available Room ("RevPAR")

RevPAR is calculated as rooms revenue divided by the number of rooms available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues. It is also used by investors and analysts as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA

EBITDA is defined as income before interest, taxes, amortization, and gain on sales of investments and hotel assets and other (income) expenses, net. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of our business segments. It is also used by investors, analysts and our lenders as a measure of the Company's financial performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as "Operating income less amortization".

The table below provides a reconciliation of EBITDA to net income:

Year ended December 31		2004		2003		2002
EBTIDA	$	181.0	$	142.4	$	198.3
Amortization		73.9		67.5		52.4
Operating income		107.1		74.9		145.9
Less:						
Interest expense, net		33.1		33.6		19.1
Income tax expense (recovery)		61.9		(11.5)		35.8
Gain on sales of investments and hotel assets		(143.7)		–		–
Other (income) expenses, net		–		2.1		(2.7)
Non-controlling interest		–		–		1.2
Net income	$	155.8	$	50.7	$	92.5

Operating revenues

Operating revenues exclude other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of operating revenues is different than the calculation used by other entities.

Forward-looking statements

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section contained herein entitled "Risks and Uncertainties". There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Management's responsibility

The management of Fairmont Hotels & Resorts Inc. ("FHR") is responsible for the preparation, presentation, integrity and fairness of the consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all other information in the Annual Report.

The consolidated financial statements of FHR have been prepared in accordance with Canadian generally accepted accounting principles and the MD&A has been prepared in accordance with the requirements of securities regulators. A detailed reconciliation to U.S. GAAP has been included in note 25 to the consolidated financial statements. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must interpret regulatory requirements and make determinations as to the relevancy of information to be included. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information since future events and circumstances may not occur as expected.

In meeting our responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal controls including organizational, procedural and internal accounting controls. To augment this internal control system, FHR maintains a program of internal audits covering significant aspects of the operations. These controls and audits are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and relevant and reliable financial information is produced.

We, as FHR's Chief Executive Officer and Chief Financial Officer, will be certifying FHR's annual disclosure document filed with the United States Securities Exchange Commission as required under the Sarbanes-Oxley Act.

The auditors' opinion is based upon an independent and objective examination of FHR's financial results for the year, conducted in accordance with Canadian generally accepted auditing standards. This examination includes an understanding and evaluation by the auditors of FHR's accounting and internal control systems as well as the obtaining of a sound understanding of its business. The auditors have full and free access to the Board of Directors and its committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, including the MD&A and overseeing management's responsibilities for the presentation and preparation of financial information, maintenance of appropriate internal controls, management and control of major risk areas and assessment of significant and related party transactions. The Board carries out this responsibility principally through the Audit Committee, which consists exclusively of non-management directors.

William R. Fatt
Chief Executive Officer

Timothy J. Aubrey
Senior Vice President, Finance *(Acting Chief Financial Officer)*

Toronto, Canada
February 18, 2005